DDC ENTERPRISE LIMITED

Room 3-6, 4/F, Hollywood Center

233 Hollywood Road

Sheung Wan, Hong Kong

Via Edgar

August 18, 2023

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: DDC Enterprise Ltd (the “Company”)

Amendment No. 1 to Registration Statement on Form F-1

Filed on July 25, 2023

File No. 333-272689

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated August 10, 2023 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Form F-1 Amendment No 1 filed on July 25, 2023

General

1.	We note your response to comment 1. Please discuss in your risk factors the sixth to last sentences of paragraph two.

Response: We respectfully advise the Staff that we have revised page 82 of the Amended F-1.

Prospectus Summary, page 1

2.	We note your revised disclosures in response to comment 6. Please revise the filing to clarify that the failure to obtain the CSRC approval will completely hinder your ability to offer your shares, rather than that it “may” do so. Further, your revised disclosures that you “still need to complete the filing procedure with the CSRC for consummating this offering according to the Trial Measures” appear inconsistent with the disclosures that no prior permission is required under the “the Opinions from any PRC governmental authorities (including the CSRC) for consummating this offering.” Please revise the filing to remove the apparent inconsistent disclosures.

Response: We respectfully advise the Staff that we have revised the cover page, pages 13, 14, 62 and 68 of the Amended F-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost of Revenues, page 109

3.	We note your disclosure that your product costs increased for the three months ended March 31, 2023 and decreased for the year ended December 2022, as compared to their comparable year periods, which were “in line with consumer product sales.” Please revise to elaborate on the reasons underlying such changes. Further, please revise page 111 to clarify that your total cost of revenues increased for the three months ended March 31, 2023, as compared to the prior year quarter.

Response: We respectfully advise the Staff that we have revised pages 109 and 111 of the Amended F-1.

Operating Expenses, page 110

4.	We note your disclosure that your general and administrative expenses increased for the three months ended March 31, 2023, as compared to the prior year quarter. Please revise to elaborate on the reasons underlying such change. Further, we note your disclosure on page 112 that this expense decreased rather than increased. Please revise to clarify this inconsistency.

Response: We respectfully advise the Staff that we have revised pages 110 and 112 of the Amended F-1.

Liquidity and Capital Resources, page 118

5.	We note your disclosures about certain significant short-term bank borrowings with China Citic Bank and HSBC that were repayable by July and June 2023, respectively. Please update these disclosures given that this prospectus is dated after such dates.

Response: We respectfully advise the Staff that we have revised page 118 of the Amended F-1.

Part II

Information Not Required in Prospectus

Exhibit Index

Exhibit 3.2 - Form of Tenth Amended and Restated Memorandum and Articles of Association of

the Registrant..., page II-5

6.	We note your response to comment 11 and reissue the last sentence of our comment to revise the par value in this exhibit for consistency.

Response: We respectfully advise the Staff that a revised Form of Tenth Amended and Restated Memorandum and Articles of Association stating the correct par value of our Class A ordinary shares is included in the Amended F-1 as Exhibit 3.2.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Norma Chu
DDC Enterprise Limited
Chief Executive Officer
Encl.